InBev

RECEIVED
2005 SEP 15 P 2:23

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20[redacted]
Attn. Mrs. Mary Cas[redacted]

05011256

By courier

Leuven, September 8, 2005

SUPPL

Dear Madam,

Subject: ~~Interbrew~~ InBev S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.27.5870, fax: +32.16.50.5870, e-mail: benoit.loore@inbev.com.

Very truly yours,

PROCESSED
SEP 19 2005
THOMSON FINANCIAL

Benoît Loore
Assistant Corporate Secretary

Dw 9/19

Enclosure: press release

InBev

InBev nv/sa

Press Release

InBev delivers solid organic growth in first half of 2005

Organic EBITDA margin up 296 basis points and EBITDA increases +20.8%

InBev (Euronext: INB), the world's leading brewer by volume, announced today its results for the first half of 2005 (HY05):

- Organic beer volume growth of +5.5%; more than twice the industry average
- Challenging market conditions in Western Europe, more than offset by very good performances throughout the Americas and Russia/Ukraine
- Organic revenue increased by +6.8% yoy (year on year)
- EBITDA margin expanded to 26.1% versus 23.0% in the first half of 2004 (HY04)
- Profit attributable to InBev equity holders of 397 million euro versus 205 million euro in HY04
- Successful conclusion of the Mandatory Tender Offer (MTO) for AmBev's common shares raised InBev's economic interest in the company from 50.27% to 55.52%
- Significant progress made to drive value creation: improving capital structure through share buy-back and purchase of AmBev preferred shares, and improved deployment of invested capital via sales of German soft drinks and Spanish beer minority stake

Figure 1. Consolidated Financials

	HY05 InBev	HY04 Interbrew	HY04 AmBev	Organic Growth %
Volumes (000 Hls)				
Total Volumes	104,188	54,676	42,717	5.4%
Beer volumes	89,109	52,858	30,439	5.5%
Soft drinks volumes	15,079	1,818	12,278	4.6%
Financials (million euro)				
Revenue	5,220	3,513	1,255	6.8%
Gross profit	2,912	1,803	722	11.4%
EBITDA (normalized)	1,363	687	412	20.8%
EBIT (normalized)	935	319	273	31.8%
Profit (normalized)	397	205	-	N/A
Profit	382	205	-	N/A
EPS (normalized)	0.67	0.65	-	N/A
EPS	0.64	0.65	-	N/A
Margins				
Gross margin	55.8%	51.3%	57.5%	
EBIT margin (normalized)	17.9%	9.1%	21.8%	
EBITDA margin (normalized)	26.1%	19.5%	32.9%	296 bps

Note: Normalized EBITDA and EBIT for HY05 is EBITDA and EBIT before non-recurring items of -30 million euro and–45 million euro, respectively.
EPS calculated before goodwill and based on weighted average number of shares outstanding in HY05 of 594 million and HY04 of 432 million. HY04 published data include IFRS 2 and IAS 19 adjustments.

Non audited consolidated results under IFRS.

The financial and operating information reported in this release, unless otherwise indicated, is presented in euro pursuant to IFRS, and comparisons refer to the first half of 2004. It should be noted that in order to facilitate the understanding of InBev's underlying performance, growth analyses are based on organic numbers, hence eliminating the impact of currency fluctuations, acquisitions or divestitures and transfers between Zones. However, as already widely announced to the market, given the transformational nature of the 2004 transaction involving AmBev, the latter's financials and operating indicators are included in the calculation of organic growth for 2005. Values in the figures and Annexes may not add up, due to rounding. Normalized performance by Zone and published IFRS data can be found in Annexes 1 and 2 at the end of this press release.

Commenting on HY05 results, InBev's CEO John Brock said: "We are enthusiastic about our results and the progress we have made implementing our strategy and operating initiatives. Trading conditions in Central & South America, Eastern Europe, and Asia Pacific remain positive, and we will continue to convert these market opportunities into further cash flow growth as efficiently as possible. While market conditions in Western Europe, North America and some countries in Central Europe continue to be tough, we have specific plans to improve our competitive position in each market. Overall, we remain well-positioned to achieve our 30% EBITDA margin target by 2007."

VOLUME GROWTH DRIVEN BY DEVELOPING MARKETS

Total volume grew organically by +5.4% in HY05 versus HY04 (beer +5.5%; soft drinks +4.6%). Weak trading conditions in Western Europe (organic volume -3.7% yoy) as well as mixed volume performances in North America (organic volume -2.3%) and Asia Pacific (organic volume +1.4%) were fully offset by a strong performance in Central & South America (beer +12.9%) and in Russia/Ukraine (beer +14.7%); the latter drove organic beer volume growth in Central & Eastern Europe by +8.1%.

Despite difficult conditions in more developed beer markets, especially in the first quarter, InBev's effective execution and presence in attractive and profitable developing beer markets continues to: (1) provide on-going profitable growth; (2) give the company significant diversification; and (3) pave the way for future growth. In Brazil, we recovered 200 basis points of market share, yoy, and realized beer volume growth of +13.3%. In Russia and Ukraine, market share growth of +0.7% and +2.0%, respectively, faced capacity constraints; however, the acquisition of Tinkoff in August, combined with additional capital expenditure, will provide capacity as well as a strong lever for organic growth in Russia and Ukraine.

In HY05, 74.1% of InBev's total volumes were sold in Central & South America, Central & Eastern Europe and Asia Pacific, with the balance of 25.9% coming from developed beer markets. While InBev believes that developing markets offer significant volume opportunities, several actions are being taken, such as growing our branded volumes at the expense of lower-margin, private label volumes, to ensure sustainable, profitable volume growth in more developed markets.

Figure 2. VOLUMES (000 Hls)

	HY04	Acquisitions/ Divestitures	Organic Growth	HY05	Organic Growth %
North America	8,261	-1,222	-162	6,877	-2.3%
Central & South America	42,717	109	4,583	47,409	10.7%
Western Europe	18,632	2,160	-703	20,089	-3.7%
Central & Eastern Europe	16,832	-34	1,192	17,991	7.1%
Asia Pacific	9,890	894	134	10,918	1.4%
Holding companies & global export	1,061	-246	88	904	17.2%

GLOBAL FLAGSHIP BRAND DEVELOPMENT

InBev advanced the development of its three global flagship brands during the first half of 2005. Beck's® grew by +11.6%, and Brahma® grew by +20%, primarily due to market share recovery in Brazil and growth in Venezuela. The global launch of Brahma® in March 2005 will further strengthen the volumes of our premium brand portfolio, going forward. With this launch, we aspire to bring the authenticity of Brazil to consumers in more than 15 countries, worldwide, during 2005. Stella Artois® volume declined by -4.0%, primarily due to the U.K. performance where volumes were -9.6% lower. This was due to the resurgence of the standard lager segment at the expense of the premium lager segment in the On Trade, and to very aggressive pricing by our competitors in the Off Trade. The volume performance reflects pricing in line with brand equity, personality and positioning. We are working hard on all aspects of the marketing mix to drive this brand forward, and brand health data point in the right direction.

Figure 3: CONSOLIDATED INCOME STATEMENT

	HY04 published	Acquisitions & Divestitures	AmBev	Currency Translation	Organic growth	HY05	Organic growth %
Revenue	**3,513**	**45**	**1,255**	**92**	**315**	**5,220**	**6.8%**
Cost of sales	-1,710	- 10	- 533	- 22	- 32	-2,308	-1.5%
Gross profit	**1,803**	**35**	**722**	**70**	**283**	**2,912**	**11.4%**
Distribution expenses	- 404	- 18	- 139	- 10	- 44	- 615	-8.0%
Sales and marketing expenses	- 729	- 32	- 164	- 7	10	- 922	1.1%
Administrative expenses	- 312	- 12	- 101	- 7	- 51	- 483	-12.4%
Other operating income/expenses	- 39	108	- 45	2	17	43	81.8%
Profit from operations before non-recurring items	**319**	**81**	**273**	**47**	**216**	**935**	**31.8%**
Non-recurring items above EBIT	0					- 45	
Net financing costs	- 54					- 179	
Share of results of associates	21					0	
Income tax expense	- 67					- 169	
Profit	**219**					**542**	
attributable to minority interests	- 14					- 160	
attributable to equity holders of InBev	**205**					**382**	
Normalized EBITDA	**687**	**- 12**	**412**	**53**	**223**	**1,363**	**20.8%**

Note: Normalized EBIT and EBITDA is EBIT and EBITDA before non-recurring items of -30 and -45 million, respectively. HY04 published data include IFRS 2 and IAS 19 adjustments.

INCOME STATEMENT: TOP LINE GROWTH AND COST CONTROL

Revenue – Consolidated revenue amounted to 5,220 million euro in HY05. Organically, InBev's revenue increased by +6.8% yoy (up 315 million euro) as a result of the following:

- *Sales volume increases in Central & South America and Central & Eastern Europe*
- A combination of revenue-management initiatives in several markets:
  - +21% volume growth of our specialty and global premium brands in Canada
  - Volume growth of our 3 global premium brands in the U.S. (depletions +11.9%)
  - Higher sales of premium brands in Brazil
  - A price repositioning in Brazil in line with the company's strategy to keep prices stable in real terms
  - Good mix improvement in Germany, due to the growth of Beck's (+12.0%) and Hasseröder (+6.0%) at the expense of private label volumes
  - The growth of Beck's in China

By contrast, some negative mix developments, both in packaging and in brand portfolio, have been noted in parts of our Central & Eastern European business, though the impact was less pronounced in Q2 than in Q1 of 2005. As a combination of these and other factors, revenue per Hl reached 50.1 euro in HY05 versus 49.0 euro in HY04. Importantly, this improvement in revenue per Hl has been achieved in parallel with a changing geographical mix, which has an estimated negative organic impact of 1.6 euro per Hl, as countries with a lower revenue per Hl grew significantly faster than countries with a higher revenue per Hl.

Costs of Sales (CoS) – The consolidated CoS was 2,308 million euro in HY05. CoS per Hl reached 22.2 euro in HY05 versus 23.0 euro in HY04. The decline is a combination of cost management initiatives, offsetting commodity price increases, and volume growth in developing beer markets, where CoS per hectoliter is lower. InBev continues to capture benefits of its plant optimization program. During the last twelve months, the company announced the closures of three plants, which will lower total costs, serving to increase productivity. Moreover, InBev also concluded its internal plant benchmarking process, which included AmBev's plants. Management believes these and future productivity actions will help to achieve its expected synergy targets. As with revenues per Hl, countries with lower CoS per Hl grew faster in HY05 than those with higher CoS per Hl, the result of which is an estimated 0.8 euro-per-Hl improvement in InBev's total CoS.

To summarize, including the impact of faster growth in countries with lower revenue and costs of sales per hectoliter, revenue management and increased cost efficiency have resulted in an organic increase of gross profit of +11.4%.

Operating Costs – Operating costs totalled 1,977 million euro in HY05, an organic increase of +3.5% compared to HY04, somewhat below average inflation in our markets.

The increase in selling expenses is mainly the result of increased direct distribution in Central & South America, while marketing expenses were contained, mainly as a result of a shift in the phasing of our North American spending plan. InBev estimates that this phasing shift accounted for approximately 14 million euro, which will be expensed in the second half of 2005. Administrative expenses increased organically by 51 million euro, yoy, largely reflecting an additional cost related to the new compensation system. However, bonus payments are subject to achievement of company, business unit and individual targets.

EBITDA - EBITDA totalled 1,363 million euro and grew +20.8% (up 223 million euro), organically.

- EBITDA was 170 million euro in North America (+47.6% / up 53 million euro), driven by lower CoS and a tight grip on fixed expenses, as well as improved revenue management
- Central & South America delivered 656 million euro (+49.1% / up 203 million euro), primarily through significantly better top-line performance in terms of volumes and pricing
- Western Europe EBITDA came in at 325 million euro (-7.1% / down 24 million euro), reflecting the lower sales volumes which could not be fully offset through savings initiatives
- Central & Eastern Europe generated 132 million euro (+9.6% / up 12 million euro) of EBITDA as a result of higher sales volumes and good cost management
- Asia Pacific reached 72 million euro EBITDA (-15.1% / down 11 million euro), as the impact of an improved sales mix could not fully offset higher commercial expenses
- The EBITDA of Global Export & Holding Companies of zero euro (-56.3% / down 10 million euro) was impacted by increased costs in holding companies which could not be offset by improved EBITDA in the Global Export business

The key metric of EBITDA margin expanded to 26.1% in HY05 from 23.0% in HY04, reflecting InBev's volume growth, revenue- and cost-management initiatives.

Profit - Normalized profit attributable to equity holders of InBev reached 397 million euro (EPS before goodwill 0.67 euro) in HY05 versus 205 million euro (EPS before goodwill 0.65 euro) in HY04, primarily as a consequence of InBev's increased operating profitability. However, there is limited comparability because of the transaction with AmBev, which was not adjusted on a pro-forma basis below the EBITDA line. Reported profit was also impacted by the following:

- *Currency translation*: Positive impact of 47 million euro at EBIT level
- *Change due to acquisitions/divestitures*: Positive impact of 81 million euro at EBIT level
- *Net financing costs*: Increased to 179 million euro in HY05 from 54 million euro in HY04 because of higher average interest rates and the company's higher average financial debt. These trends are expected to continue over the remainder of the year, given the expected increase of the average net debt as a result of Capital Structure decisions. Currency exchange gains in Brazil and in parent companies were offset by the negative impact of fair value adjustments on debt hedges in Brazil.
- *Share of result of associates*: Zero euro in HY05 versus 21 million euro in HY04 coming from the 30% stake in FEMSA Cerveza, which was disposed of during the second half of 2004
- *Income tax expense (normalized):* Increased to 186 million euro in HY05 from 67 million euro in HY04. The effective tax rate reached 23.8% in HY05, within the range expected for this year - between 23% and 25%.
- *Attributable to minority holders (normalized):* Increased to 173 million euro in HY05 from 14 million euro in HY04, due to the higher results in Central & South America and the increased minority percentage in Canada.

Consolidated Balance Sheet and Cash Flow:
InBev's net financial debt increased to 5,044 million euro as of June 2005, from 3,271 million euro, at the end of 4Q04. Apart from normal operations, the increase in net debt is primarily the result of the purchase of AmBev common shares under the mandatory tender offer InBev undertook earlier this year (569 million euro); additional purchases of Sun Interbrew shares (502 million euro), dividend payments to our shareholders (222 million euro), dividends paid to minority shareholders in AmBev (123 million euro) and the impact of changes in the foreign exchange rate (509 million euro). Net Capex amounted to 551 million euro in the first half versus 223 million euro for Interbrew. InBev's debt has 2.9 years duration. The company's balance sheet remains very healthy, and cash flow from operating activities rose to 549 million euro versus 340 million euro for Interbrew in HY04.

Importantly, as part of InBev's strategy to more proactively manage its capital structure, the company announced in mid-June the purchase of up to 300 million euro of InBev shares and up to 500 million euro of AmBev preferred shares. Until the end of June, InBev acquired neither InBev shares nor AmBev preferred shares. Moreover, the company will remain focused on disposing non-core assets, either distributing the proceeds to shareholders or reinvesting in value-enhancing projects.

OUTLOOK

Despite challenging trading conditions in some markets, operational performance in the first half was in line with our plan to deliver solid volume and EBITDA performance for the year 2005. InBev continues to be well-positioned to achieve its target EBITDA margin of 30% by 2007.

Subsequent events

InBev reached an agreement to sell its 62.4% stake in Bremer Erfrischungsgetränke to Coca-Cola Erfrischungsgetränke AG, based on an enterprise value of 137 million euro.

InBev acquired 100% of Tinkoff, the St. Petersburg, Russia-based brewer, for an enterprise value of 167 million euro in mid August 2005. Tinkoff adds 2.3 million hectoliters of capacity (expandable to 4.8 million hectoliters) to InBev's current Russian platform. The majority of this additional capacity (2 million hectoliters) will be produced by a new state-of-the-art brewery.

InBev sold its minority stake in the Spanish brewer Damm S.A. for a minimum cash consideration of 176 million euro in mid August 2005. InBev remains active in the Spanish beer market through its existing wholly-owned subsidiary.

InBev acquired the remaining 30% of K.K.'s brewing activities, located in Zhejiang province, which it did not own. This transaction enhances InBev's position in the province —where InBev holds a 50% market share— and represents a further step in InBev's move to consolidate and strengthen its position in China. The total consideration paid for our 100% ownership is 61.5 million USD.

Press Release

InBev nv/sa

Half Year 2005 Agenda

September 8, 2005

Presentation for sell-side analysts and audio webcast
9.00 a.m. (CET) at InBev's Global Headquarters, Brouwerijplein 1, Leuven, Belgium
Audio webcast can be followed on http://www.inbev.com

Press Conference
11.00 a.m. (CET) at InBev's Global Headquarters, Brouwerijplein 1, Leuven, Belgium

Audio webcast results presentation for American investors
2.00 p.m. (CET) / 8.00 a.m. (EST) on http://www.inbev.com

About InBev
InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today it is the leading global brewer by volume. InBev's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted acquisitions, and by putting consumers first. InBev has a portfolio of more than 200 brands, including Stella Artois®, BRAHMA®, Beck's®, Skol®—the third-largest selling beer brand in the world—Leffe®, Hoegaarden®, Staropramen® and Bass®. InBev employs some 77,000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2004, InBev realized a net turnover of 8.57 billion euro (including four months of AmBev). For further information visit www.inbev.com.

Contact information

Marianne Amssoms
Corporate Media Relations Director
Tel: +32-16-27-61
Fax: +32-16-50-61
E-mail: marianne.amssoms@inbev.com

Patrick Verelst
Vice President Investor Relations
Tel: +32-16-27-65-41
Fax: +32-16-50-65-41
E-mail: patrick.verelst@inbev.com

Annex 1 In million euro (except volumes)	HY04	Acquisitions/ divestitures	Currency translation	Organic growth	HY05	Organic growth %
InBev Worldwide[1]						
Volumes	97,393	1,662	0	5,132	104,188	5.4%
Revenue	**4,768**	**45**	**92**	**315**	**5,220**	**6.8%**
Cost of sales	-2,243	-10	-22	-32	-2,308	-1.5%
Gross profit	**2,525**	**35**	**70**	**283**	**2,912**	**11.4%**
Distribution expenses	-543	-18	-10	-44	-615	-8.0%
Sales and marketing expenses	-893	-32	-7	10	-922	1.1%
Administrative expenses	-412	-12	-7	-51	-483	-12.4%
Other operating income/expenses	-85	108	2	17	43	81.8%
Normalized EBIT	**591**	**81**	**47**	**216**	**935**	**31.8%**
Normalized EBITDA	**1,099**	**-12**	**53**	**223**	**1,363**	**20.8%**
North America						
Volumes	8,261	-1,222	0	-162	6,877	-2.3%
Revenue	**879**	**-100**	**-1**	**0**	**778**	**0.0%**
Cost of sales	-382	61	5	10	-307	3.1%
Gross profit	**497**	**-40**	**4**	**10**	**471**	**2.2%**
Distribution expenses	-119	0	-2	2	-119	2.1%
Sales and marketing expenses	-211	20	3	29	-159	15.3%
Administrative expenses	-58	0	0	0	-58	-0.5%
Other operating income/expenses	-27	11	0	9	-7	55.4%
Normalized EBIT	**81**	**-8**	**4**	**51**	**128**	**69.2%**
Normalized EBITDA	**136**	**-24**	**4**	**53**	**170**	**47.6%**
Central & South America[1]						
Volumes	42,717	109	0	4,583	47,409	10.7%
Revenue	**1,255**	**6**	**101**	**271**	**1,634**	**21.6%**
Cost of sales	-533	-5	-35	-67	-640	-12.5%
Gross profit	**722**	**2**	**66**	**204**	**994**	**28.3%**
Distribution expenses	-139	-2	-10	-31	-181	-22.0%
Sales and marketing expenses	-164	-8	-8	12	-168	7.3%
Administrative expenses	-101	-1	-8	-5	-114	-4.6%
Other operating income/expenses	-45	34	1	19	9	146.9%
Normalized EBIT	**273**	**24**	**42**	**200**	**539**	**65.6%**
Normalized EBITDA	**412**	**-7**	**48**	**203**	**656**	**49.1%**
Western Europe						
Volumes	18,632	2,160	0	-703	20,089	-3.7%
Revenue	**1,654**	**151**	**-8**	**-40**	**1,757**	**-2.4%**
Cost of sales	-783	-69	5	35	-813	4.4%
Gross profit	**871**	**82**	**-3**	**-5**	**944**	**-0.6%**
Distribution expenses	-189	-15	1	1	-202	0.6%
Sales and marketing expenses	-334	-44	1	1	-376	0.3%
Administrative expenses	-143	-10	1	-4	-156	-2.7%
Other operating income/expenses	-65	37	1	-16	-43	-57.1%
Normalized EBIT	**140**	**51**	**0**	**-23**	**168**	**-11.8%**
Normalized EBITDA	**322**	**28**	**-1**	**-24**	**325**	**-7.1%**
Central & Eastern Europe						
Volumes	16,832	-34	0	1,192	17,991	7.1%
Revenue	**614**	**-2**	**-12**	**65**	**665**	**10.6%**
Cost of sales	-336	-3	8	-3	-334	-0.9%
Gross profit	**278**	**-5**	**-5**	**62**	**331**	**22.7%**
Distribution expenses	-72	0	2	-15	-85	-21.5%
Sales and marketing expenses	-97	1	1	-20	-116	-20.9%
Administrative expenses	-38	-2	1	-16	-56	-41.0%
Other operating income/expenses	-16	4	0	-4	-16	-31.2%
Normalized EBIT	**54**	**-2**	**-1**	**7**	**58**	**12.7%**
Normalized EBITDA	**127**	**-5**	**-3**	**12**	**132**	**9.6%**
Asia Pacific						
Volumes	9,890	894	0	134	10,918	1.4%
Revenue	**294**	**25**	**13**	**9**	**341**	**3.1%**
Cost of sales	-152	-17	-5	-1	-175	-0.8%
Gross profit	**142**	**8**	**8**	**8**	**166**	**5.6%**
Distribution expenses	-25	-1	-1	-1	-28	-5.0%
Sales and marketing expenses	-61	-2	-3	-8	-74	-12.4%
Administrative expenses	-19	0	0	-5	-25	-28.5%
Other operating income/expenses	-21	21	0	-1	-1	-429.5%
Normalized EBIT	**17**	**27**	**3**	**-7**	**39**	**-18.4%**
Normalized EBITDA	**71**	**7**	**5**	**-11**	**72**	**-15.1%**
Holding companies & global export						
Volumes	1,061	-246	0	88	904	17.2%
Revenue	**72**	**-36**	**0**	**9**	**45**	**28.1%**
Cost of sales	-56	23	0	-6	-39	-18.4%
Gross profit	**16**	**-13**	**0**	**3**	**6**	**317.9%**
Distribution expenses	0	-1	0	0	0	513.3%
Sales and marketing expenses	-25	1	0	-5	-29	-20.6%
Administrative expenses	-54	1	0	-21	-74	-38.6%
Other operating income/expenses	90	1	0	10	101	11.2%
Normalized EBIT	**27**	**-12**	**0**	**-12**	**4**	**-82.3%**
Normalized EBITDA	**31**	**-12**	**0**	**-10**	**9**	**-56.3%**

[1] HY04 including AmBev figures

Unaudited interim financial report
As at and for the six month period ended 30 June 2005

Unaudited consolidated income statement

Prepared in accordance with International Financial Reporting Standards (IFRS)

For the six month period ended 30 June Million euro (except per share figures)	2005	2004[1]
Revenue	**5 220**	**3 513**
Cost of sales	(2 308)	(1 710)
Gross profit	**2 912**	**1 803**
Distribution expenses	(615)	(404)
Sales and marketing expenses	(922)	(729)
Administrative expenses	(483)	(312)
Other operating income/expenses	43	(39)
Profit from operations before non-recurring items	**935**	**319**
Restructuring	(35)	-
Business disposal	5	-
Impairment	(15)	-
Profit from operations	**890**	**319**
Net financing costs	(179)	(54)
Share of result of associates	-	21
Profit before tax	**711**	**286**
Income tax expense	(169)	(67)
Profit	**542**	**219**
Attributable to:		
Equity holders of InBev	382	205
Minority interests	160	14
	542	**219**
Weighted average number of ordinary shares (million shares)	594	432
Diluted weighted average number of ordinary shares (million shares)	598	435
Period-end number of ordinary shares (million shares)	607	434
Earnings per share before non-recurring items	0.67	0.47
Earnings per share	0.64	0.47
Diluted earnings per share before non-recurring items	0.67	0.47
Diluted earnings per share	0.64	0.47
Earnings per share before goodwill and non-recurring items	0.67	0.65
Earnings per share before goodwill	0.64	0.65
Diluted earnings per share before goodwill and non-recurring items	0.67	0.65
Diluted earnings per share before goodwill	0.64	0.65

Unaudited consolidated statement of recognized gains and losses

For the six month period ended 30 June Million euro	2005	2004[1]
Foreign exchange translation differences	1 357	134
Full recognition of actuarial gains and losses	-	-
Cash flow hedges:		
Effective portion of changes in fair value	(43)	(14)
Net result recognized directly in equity	**1 314**	**120**
Profit attributable to equity holders of InBev	382	205
Total recognized gains and losses	**1 696**	**325**

[1] 2004 figures as published, restated to reflect the adoption of IFRS 2 *Share-based Payment* (-4m euro) and the early adoption of the IAS 19 option to recognize actuarial gains and losses in full (+4m euro).

Unaudited consolidated balance sheet

Prepared in accordance with International Financial Reporting Standards (IFRS)

As at Million euro	30 June 2005	31 December 2004[1]
ASSETS		
Non-current assets		
Property, plant and equipment	5 847	5 298
Goodwill	10 519	7 459
Other intangible assets	502	246
Interest-bearing loans granted	30	49
Investments in associates	5	6
Investment securities	225	274
Deferred tax assets	896	792
Employee benefits	44	39
Trade and other receivables	595	550
	18 663	**14 713**
Current assets		
Interest-bearing loans granted	14	11
Investment securities	71	2
Inventories	962	847
Income tax receivable	100	119
Trade and other receivables	2 090	1 977
Cash and cash equivalents	447	976
Assets classified as held for sale	40	-
	3 724	**3 932**
Total assets	**22 387**	**18 645**
EQUITY AND LIABILITIES		
Equity		
Issued capital	468	444
Share premium	7 285	6 471
Reserves	1 027	(324)
Retained earnings	1 922	1 743
Equity attributable to equity holders of InBev	10 702	8 334
Minority interests	409	359
	11 111	**8 693**
Non-current liabilities		
Interest-bearing loans and borrowings	3 264	2 217
Employee benefits	815	741
Deferred tax liabilities	296	242
Trade and other payables	500	401
Provisions	571	502
	5 446	**4 103**
Current liabilities		
Bank overdrafts	91	100
Interest-bearing loans and borrowings	2 351	2 074
Income tax payables	175	310
Trade and other payables	3 122	3 284
Provisions	91	81
	5 830	**5 849**
Total equity and liabilities	**22 387**	**18 645**

[1] 2004 figures as published, restated to reflect the adoption of IFRS 2 *Share-based Payment* and the early adoption of the IAS 19 option to recognize actuarial gains and losses in full.

Unaudited consolidated cash flow statement

Prepared in accordance with International Financial Reporting Standards (IFRS)

Million euro For the period ended	30 June 2005	30 June 2004[1]
OPERATING ACTIVITIES		
Profit	542	219
Depreciation	398	267
Amortization and impairment of goodwill	-	78
Amortization of intangible assets	32	24
Impairment losses (other than goodwill)	16	1
Unrealized foreign exchange losses/(gains)	(24)	(8)
Net interest (income)/expense	182	64
Net investment (income)/expense	(3)	(3)
Loss/(gain) on sale of plant and equipment	(5)	(19)
Equity-settled share-based payment expense	9	4
Income tax expense	169	67
Share of result of associates	-	(21)
Cash flow from operating activities before changes in working capital and provisions	**1316**	**673**
Decrease/(increase) in trade and other receivables	35	(177)
Decrease/(increase) in inventories	(13)	(54)
Increase/(decrease) in trade and other payables	(311)	60
Increase/(decrease) in provisions	(21)	(21)
Cash generated from operations	**1006**	**481**
Interest paid	(259)	(94)
Interest received	51	29
Dividends received	2	4
Income tax paid	(251)	(80)
CASH FLOW FROM OPERATING ACTIVITIES	**549**	**340**
INVESTING ACTIVITIES		
Proceeds from sale of property, plant and equipment	27	58
Proceeds from sale of intangible assets	-	2
Proceeds from sale of investments	84	-
Repayments of loans granted	25	1
Disposal of subsidiary, net of cash disposed of	5	-
Acquisition of subsidiaries, net of cash acquired	(1 124)	(714)
Acquisition of property, plant and equipment	(444)	(259)
Acquisition of intangible assets	(134)	(24)
Acquisition of other investments	(66)	(9)
Payments of loans granted	(8)	(4)
CASH FLOW FROM INVESTING ACTIVITIES	**(1 635)**	**(949)**
FINANCING ACTIVITIES		
Proceeds from the issue of share capital	3	15
Proceeds from borrowings	3 858	2 515
Reimbursement of capital	(4)	(6)
Repayment of borrowings	(2 965)	(1 810)
Payment of finance lease liabilities	(3)	(3)
Dividends paid	(360)	(168)
CASH FLOW FROM FINANCING ACTIVITIES	**529**	**543**
Net increase/(decrease) in cash and cash equivalents	**(557)**	**(66)**
Cash and cash equivalents less bank overdrafts at beginning of period	875	360
Effect of exchange rate fluctuations	38	(5)
Cash and cash equivalents less bank overdrafts at end of period	**356**	**289**

[1] 2004 figures as published, restated to reflect the adoption of IFRS 2 *Share-based Payment* and the early adoption of the IAS 19 option to recognize actuarial gains and losses in full.

Notes to the unaudited consolidated interim financial statements

BASIS OF PRESENTATION

These unaudited consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and interpretations issued by the International Financial Reporting Interpretations Committee. The consolidated interim financial statements have been prepared using the same accounting policies and methods of computation as in the 31 December 2004 annual financial statements except for the changes set out below. This interim financial report is presented in accordance with IAS 34 *Interim Financial Reporting.*

CHANGES IN ACCOUNTING POLICIES

During 2004 and 2003 the IASB issued five new standards and amended fifteen existing standards which are effective since 1 January 2005. Below is a summary of the impact of the new requirements on our financial statements. The adoption of the amended IFRS requirements resulted in a modification of certain key terms in the financial statements which can be summarized as follows:

New term	Old term
Equity attributable to equity holders of InBev	Capital and reserves
Profit	Net profit
Share of result of associates	Income from associates
Revenue	Net turnover

GOODWILL AND INTANGIBLE ASSETS

On 31 March 2004 the IASB issued IFRS 3 *Business Combinations,* revised IAS 36 *Impairment of Assets*, and revised IAS 38 *Intangible Assets.* InBev prospectively adopted the standards for goodwill and intangible assets existing at 31 March 2004 on 1 January 2005, whereas goodwill and intangible assets recognized from business combinations entered into after 31 March 2004 were accounted for immediately in accordance with the new requirements. As a result, goodwill was not amortized during the first half of 2005 but instead is reviewed at least annually for impairment in accordance with the revised IAS 36 *Impairment of Assets*. During the 2004 comparative period goodwill amortization amounted to 78m euro. IFRS 3 *Business Combinations* requires a separate recognition of intangible assets acquired in a business combination while historically such intangible assets have been subsumed under goodwill.

SHARE-BASED COMPENSATION

In February 2004 the IASB published IFRS 2 *Share-based Payment.* This standard requires share-based payments made to employees to be recognized in the financial statements based on the fair value of the awards measured at grant date. InBev adopted IFRS 2 on 1 January 2005 and restated the comparative 2004 income statement by recognizing an additional compensation expense of 9m euro (4m euro at half year). As the grants are equity settled the net impact on the 1 January 2004 equity is zero. In conformity with IFRS 2, InBev applied the new share-based payment accounting requirements to all awards granted after 7 November 2002 which had not yet vested at 1 January 2005.

POST-EMPLOYMENT BENEFITS: ACTUARIAL GAINS AND LOSSES

In December 2004 the IASB issued an amendment to IAS 19 *Employee Benefits* that provides companies reporting under IFRS with an option to recognize actuarial gains and losses in full in the period in which they occur in the statement of recognized income and expense. Before the amendment IAS 19 required actuarial gains and losses (i.e. unexpected changes in value of the defined benefit plan) to be recognized in profit or loss, either in the period in which they occur or spread over the remaining service lives of the employees. InBev concluded that a full recognition of the actuarial gains and losses enhances the transparency of its financial statements and therefore decided to apply the new option. In accordance with IAS 8 *Accounting Policies, Changes in Accounting Estimates and Errors*, InBev applied this change in accounting policy retrospectively leading to a net reduction of equity as at 1 January 2004 by 269m euro and to an increase of the 2004 profit by 9m euro (4m euro at half year).

NON-CURRENT ASSETS HELD FOR SALE

On 31 March 2004 the IASB published IFRS 5 *Non-current Assets Held for Sale and Discontinued Operations.* This standard adopts the classification "held for sale" and introduces the concept of a "disposal group", being a group of assets to be disposed of, by sales or otherwise, together as a group in a single transaction, and liabilities directly associated with those assets that will be transferred in the transaction. IFRS 5 requires that assets or disposal groups that are classified as held for sale are: (i) carried at the lower of carrying amount and fair value less costs to sell – which means that the related assets cease to be depreciated – and (ii) presented separately on the face of the balance sheet. At 30 June 2005 non-current assets held for sale amounted to 40m euro.

MINORITY INTERESTS AND EARNINGS PER SHARE

The amended IAS 27 *Consolidated and Separate Financial Statements* requires minority interests to be presented in the consolidated balance sheet within equity, separately from the parent shareholders' equity. Further, the revised IAS 1 *Presentation of Financial Statements* prescribes that profit attributable to minority interests and profit attributable to equity holders of InBev need to be presented as allocations of profit instead of an expense. As a result, the prior period profit was grossed up to include the minority interests share of 14m euro. Earnings per share continue to be calculated based on profit attributable to InBev shareholders.

CHANGES IN EQUITY

Million euro	Attributable to equity holders of InBev									Minority interest	Total equity
For the six month period ended 30 June 2004	Issued capital	Share premium	Treasury shares	Share-based payment reserves	Translation reserves	Hedging reserves	Actuarial gains/ losses	Retained earnings	Total		
As per 31 December 2003	**333**	**3 215**	**(6)**	**-**	**(220)**	**(6)**	**-**	**1 404**	**4 720**	**410**	**5 130**
Changes in accounting policies	-	-	-	2	-	-	(269)	(2)	(269)	-	(269)
Restated balance	333	3 215	(6)	2	(220)	(6)	(269)	1 402	4 451	410	4 861
Total recognized gains and losses	-	-	-	-	134	(14)	-	205	325	47	372
Shares issued	1	14	-	-	-	-	-	-	15	-	15
Dividends	-	-	-	-	-	-	-	(156)	(156)	(15)	(171)
Share-based payments	-	-	-	4	-	-	-	-	4	-	4
Treasury shares	-	-	-	-	-	-	-	-	-	-	-
Scope changes	-	-	-	-	-	-	-	-	-	(121)	(121)
As per 30 June 2004	**334**	**3 229**	**(6)**	**6**	**(86)**	**(20)**	**(269)**	**1 451**	**4 639**	**321**	**4 960**

Million euro	Attributable to equity holders of InBev									Minority interest	Total equity
For the six month period ended 30 June 2005	Issued capital	Share premium	Treasury shares	Share-based payment reserves	Translation reserves	Hedging reserves	Actuarial gains/ losses	Retained earnings	Total		
As per 31 December 2004	**444**	**6 471**	**(6)**	**-**	**(326)**	**(20)**	**-**	**1 967**	**8 530**	**412**	**8 942**
Changes in accounting policies	-	-	-	13	15	-	(211)	(13)	(196)	(53)	(249)
Restated balance	444	6 471	(6)	13	(311)	(20)	(211)	1 954	8 334	359	8 693
Total recognized gains and losses	-	-	-	-	1 357	(43)	-	382	1 696	299	1 995
Shares issued	24	814	-	-	-	-	-	-	838	-	838
Dividends	-	-	-	-	-	-	-	(225)	(225)	(178)	(403)
Share-based payments	-	-	-	37	-	-	-	-	37	11	48
Treasury shares	-	-	-	-	-	-	-	(23)	(23)	-	(23)
Prospective adoption IFRS 3	-	-	-	-	-	-	-	45	45	-	45
Scope changes	-	-	-	-	-	-	-	-	-	(82)	(82)
As per 30 June 2005	**468**	**7 285**	**(6)**	**50**	**1 046**	**(63)**	**(211)**	**2 133**	**10 702**	**409**	**11 111**

SEGMENT INFORMATION

PRIMARY SEGMENT

Million euro, except volume (million hl).

For the six month period ended 30 June	North America		Central & South America		Western Europe		Central & Eastern Europe		Asia Pacific		Holding companies and global export		Consolidated	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Volume	**6.9**	**8.3**	**47.4**	-	**20.1**	**18.6**	**18.0**	**16.8**	**10.9**	**9.9**	**0.9**	**1.1**	**104.2**	**54.7**
Revenue	**778**	**879**	**1 634**	-	**1 757**	**1 654**	**665**	**614**	**341**	**294**	**45**	**72**	**5 220**	**3 513**
Cost of goods sold	(307)	(382)	(640)	-	(813)	(783)	(334)	(336)	(175)	(152)	(39)	(56)	(2 308)	(1 710)
Distribution expenses	(119)	(119)	(181)	-	(202)	(189)	(85)	(72)	(28)	(25)	-	-	(615)	(404)
Sales and marketing expenses	(159)	(211)	(168)	-	(376)	(334)	(116)	(97)	(74)	(61)	(29)	(25)	(922)	(729)
Administrative expenses	(58)	(58)	(114)	-	(156)	(143)	(56)	(38)	(25)	(19)	(74)	(54)	(483)	(312)
Other operating income/(expenses)	(7)	(27)	9	-	(43)	(65)	(16)	(16)	(1)	(21)	101	90	43	(39)
Normalized profit from operations (EBIT)	**128**	**81**	**539**	-	**167**	**140**	**58**	**54**	**39**	**17**	**4**	**27**	**935**	**319**
Restructuring	(32)	-	-	-	(3)	-	-	-	-	-	-	-	(35)	-
Business disposal	-	-	-	-	-	-	5	-	-	-	-	-	5	-
Impairment	(10)	-	(1)	-	(3)	-	(1)	-	-	-	-	-	(15)	-
Profit from operations (EBIT)	**86**	**81**	**538**	-	**161**	**140**	**62**	**54**	**39**	**17**	**4**	**27**	**890**	**319**
Net financing cost	-	-	-	-	-	-	-	-	-	-	-	-	(179)	(54)
Share of result of associates	-	-	-	-	-	-	-	-	-	-	-	-	-	21
Income tax expense	-	-	-	-	-	-	-	-	-	-	-	-	(169)	(67)
Profit	-	-	-	-	-	-	-	-	-	-	-	-	**542**	**219**
Normalized profit	-	-	-	-	-	-	-	-	-	-	-	-	570	219
EBITDA	138	136	656	-	322	322	136	127	72	71	9	31	1 333	687
Normalized EBITDA	170	136	656	-	325	322	131	127	72	71	9	31	1 363	687
EBITDA margin (normalized) in %	21.8	15.5	40.2	-	18.5	19.4	19.8	20.7	21.0	24.3	N/A	N/A	26.1	19.5
Segment assets	2 309	1 932	8 083	-	5 279	5 568	2 491	1 544	2 070	1 676	691	428	20 923	11 148
Investm. in associates	-	-	-	-	-	-	-	-	-	-	-	-	5	474
Intersegment elimination	-	-	-	-	-	-	-	-	-	-	-	-	(390)	(411)
Non-segmented assets	-	-	-	-	-	-	-	-	-	-	-	-	1 849	873
Total assets													**22 387**	**12 084**
Segment liabilities	789	608	1 108	-	2 271	1 842	333	350	362	327	275	256	5 138	3 383
Intersegment elimination													(390)	(411)
Non-segm. liabilities													17 639	9 112
Total liabilities													**22 387**	**12 084**
Gross capex	47	26	116	-	218	131	161	95	33	28	3	3	578	283
Impairment losses/(reversals)	10	-	2	-	3	-	2	1	-	-	-	-	18	1
Depreciation & amortization	43	55	116	-	158	182	74	72	33	54	6	4	430	367
Additions to/(reversal of) provisions	12	2	1	-	4	1	-	1	-	1	-	11	17	16

SECONDARY SEGMENT

For the six month period ended 30 June	Beer		Non-beer		Consolidated	
	2005	2004	2005	2004	2005	2004
Volume	89.1	52.9	15.1	1.8	104.2	54.7
Revenue	4 818	3 450	402	63	5 220	3 513
Total assets	20 112	11 925	2 275	159	22 387	12084
Gross capex	556	276	22	7	578	283

ACQUISITION AND DISPOSAL OF SUBSIDIARIES

The following major transactions took place during the six month period ended 30 June 2005:

- On 31 January, InBev announced the closings of the amended transaction with SUN Trade (International) Ltd, whereby InBev purchased all of SUN Trade's holding of voting and non-voting shares in SUN Interbrew Ltd., announced on 10 January, and of the transaction with Alfa-Eco, whereby InBev acquired all of Alfa-Eco's holding of voting and non-voting shares in SUN Interbrew, announced on 3 January. Upon closing of these transactions, InBev owned 97.3% of the voting shares and 98.8% of the non-voting shares in SUN Interbrew Ltd., which, in total, gave it a 98.5% economic interest in SUN Interbrew Ltd.. The goodwill resulting from this transaction amounted to 611m euro. Following the IFRS 3 rules, goodwill is not amortized but subject to an impairment test on an annual basis and whenever there is an indication that the unit to which goodwill has been allocated, may be impaired.

- On 31 March, InBev announced the results and settlement mechanics and timing of the mandatory tender offer launched in relation to AmBev common shares in Brazil ("MTO"). The MTO started on 14 February 2005 and ended on 29 March 2005, on which date the "auction" was held in Brazil. The results of the MTO were the following:
  - 1 612 915 545 common AmBev shares have been tendered to the cash option.
  - 1 347 155 632 common AmBev shares have been tendered to the stock-for-stock option.

  The AmBev common shares tendered to the cash option and to the stock-for-stock option represented, on an aggregate basis, 81.23% of the total number of outstanding AmBev common shares concerned by the MTO and brought the total participation held, directly or indirectly, by InBev in AmBev to a 80.99% voting interest and a 54.16% economic interest (55.79 % economic interest net of treasury shares).

- On 26 May, InBev closed its offer to acquire the remaining minority interest in Sun Interbrew Ltd. After settlement InBev now owns a 99.8% economic interest in Sun Interbrew Ltd.

SEASONALITY OF OPERATIONS

Beer consumption is seasonal, typically resulting in higher demand during the summer season and accordingly lower profitability and revenue during the first half of the year. Further, December is a peak month in the UK and in Canada. In Central and South America, however, the first quarter is a peak season.

UNUSUAL ITEMS

There were no material unusual items affecting assets, liabilities, equity, profit, or cash flows during the six month period ended 30 June 2005.

CONTINGENCIES

InBev U.S.A. L.L.C., Labatt Brewing Company Limited, and numerous other U.S., Canadian and European beer and alcohol producers have been named in a putative class action lawsuit seeking damages and injunctive relief over alleged marketing of alcoholic beverages to underage consumers. Lawsuits filed in various states thus far have been filed by the same plaintiff attorneys, and are essentially similar in nature. The company will vigorously defend this litigation. It is not possible at this time to estimate the possible loss or range of loss, if any, of this lawsuit.

In the course of December 2004 and in the first half of 2005, certain subsidiaries of AmBev have received tax assessments totaling 3 010m real (approximately 899m euro), related to corporate Brazilian taxation of income generated outside Brazil. AmBev disputes the validity of these tax assessments and intends to vigorously defend its case. No provision has been recorded related to these tax assessments.

SUBSEQUENT EVENTS

Subsequent to 30 June 2005, the following events have occurred:

- On 11 July, InBev announced the proposed merger between InBev Holding Brazil and AmBev. The merger will lead to financial benefits for all shareholders. The merger is part of a corporate structure simplification which already resulted in the merger of other Brazilian companies into AmBev and into InBev Holding Brazil.

- On 18 July, InBev announced its agreement to acquire 100% of Tinkoff, the St. Petersburg, Russia-based brewer, for an enterprise value of 167m euro. The acquisition of Tinkoff is subject to regulatory approval and is expected to close during the second half of 2005.

- On 20 July, InBev announced the sale of its 62.4% interest in Bremer Erfrischungsgetränke GmbH to Coca-Cola Erfrischungsgetränke AG based on an enterprise value of 137m euro. These Coca-Cola bottling activities in Germany became part of InBev following the acquisition of Beck & C° in 2002. The sale results in a one time gain of some 17m euro as compared to the book value. InBev expects this transaction to close in September 2005.

- On 5 August, InBev announced that it has reached an agreement to sell the totality of its 12.02% minority stake in the Spanish brewer Damm S.A. ("Damm") for a minimum cash consideration of 176m euro. InBev remains active in the Spanish beer market through its existing wholly-owned subsidiary which imports a number of InBev's leading brands including Beck's, Stella Artois and Franziskaner. InBev acquired its minority stake in Damm for 84m euro in 2002, when the Spanish regulatory authorities obliged Group Mahou/San Miguel to dispose of its stake in Damm. The sale will result in a capital gain, which will be shared equally with Group Mahou/San Miguel in accordance with the agreement signed in 2002.

- On 2 September, InBev announced the acquisition of the remaining 30% interest in K.K.'s brewing activities, located in the Zhejiang province in China. The total consideration paid for our 100% ownership is 61.5m US dollars.

None of the above transactions have been reflected in the 30 June 2005 financial statements.